Exhibit 99.3

NOTICE TO THE SHAREHOLDERS OF SOL-GEL TECHNOLOGIES LTD.
(the "Company")

February 23, 2018

The Proxy Statement for the Special Meeting of Shareholders of the Company to be held on March 22, 2018 is hereby amended as follows:

The first paragraph of Proposal 2 on page 9 of the Proxy Statement is revised in its entirety to read as follows:

“Our Board of Directors recommends to align and grant the same compensation to all our external directors under the Companies Law and all our other independent directors under the Nasdaq Listing Rules.  Assuming approval of Proposal 1, our external directors under the Companies Law after the Meeting will be Mr. Ran Gottfried and Mr. Jerrold S. Gattegno, and our other independent directors under the Nasdaq Listing Rules are Ms. Yaffa Krindel and Dr. Shmuel (Muli) Ben Zvi.  Our Board of Directors resolved that no compensation will be paid to the other directors of the Company in their capacity as directors, Mr. Moshe Arkin, Dr. Alon Seri-Levy, Mr. Itai Arkin and Ms. Hani Lerman.”

The resolution of Proposal 2 on page 9 of the Proxy Statement is revised in its entirety to read as follows:

 “RESOLVED, to approve the compensation of each of Mr. Ran Gottfried and Mr. Jerrold S. Gattegno, as external directors of the Company, and each of Ms. Yaffa Krindel and Dr. Shmuel (Muli) Ben Zvi, as independent directors of the Company, as described in this proxy statement.”